Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Mara Ransom

April 9, 2019

Re:	AEP TEXAS INC.
Registration Statement No. 333-230613

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AEP Texas Inc. hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on April 12, 2019, or as soon thereafter as is practicable.

Very truly yours,

AEP TEXAS INC.

By:  /s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
Assistant Secretary

cc:   Danilo Castelli